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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-53490

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/14 and ending 3/31/15 ✳

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Saxony Securities, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
86 Kenrick Plaza
(No. and Street)

St. Louis   MO   63119
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: Brian Clark   (314) 963-9336
                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

6601 N. Avondale Ave., Suite 200
(No. and Street)

Chicago   Illinois   60631
(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

*Claims for exemption from the requirement that the annual report covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances
relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Richard E. Griffard**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Saxony Securities, Inc., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

_____

_____

_____

_____
Signature

CEO/President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2015

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2015



DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Saxony Securities, Inc.

We have audited the accompanying statement of financial condition of Saxony Securities, Inc.(a Missouri S Coporation) (the Company) as of March 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Saxony Securities, Inc. management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Saxony Securities, Inc. as of March 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
May 20, 2015

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2015

ASSETS

Cash and cash equivalents	$	800,468
Receivable from broker/dealers		561,538
Concessions and fees receivable		679,262
Broker reimbursements, net of allowance for doubtful accounts of $517,297		-0-
Furniture, equipment and software, at cost net of $149,941 accumulated depreciation		40,652
Other assets		76,557
TOTAL ASSETS	**$**	**2,158,477**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	256,460
Commissions payable		1,184,841
Note payable		100,000
Total Liabilities	$	1,541,301

SHAREHOLDER'S EQUITY

Common stock	$	14,081
Additional paid-in capital		1,053,919
Retained earnings (deficit)		(450,824)
Total Shareholder's Equity	$	617,176
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	2,158,477

The accompanying notes are an integral part of this financial statement.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2015

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Saxony Securities, Inc. (the "Company") was incorporated in the state of Missouri on July 13, 2001. The Company is a wholly-owned subsidiary of Saxony Holdings, Inc. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the National Futures Association and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began in February 2002.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at several financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note Receivable and Broker Reimbursements - The Company reviews its note receivable and broker reimbursements for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. During the year, the Company wrote off the note receivable which was fully reserved.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2015

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Furniture, equipment and software - Depreciation is provided using the straight-line method over three to ten year periods.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority and National Futures Association, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2015, the Company's net capital and required net capital were $416,652 and $102,753, respectively. The ratio of aggregate indebtedness to net capital was 370%.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include securities sold, not yet purchased, options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company is required to maintain a minimum deposit of $100,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. This amount is included in the "Receivable from broker/dealers" on the Statement of Financial Condition. The agreement may be terminated by either party with 90 days prior notification. Additional terms state that if this agreement is terminated prior to March 2016, the Company will be subject to a early termination fee declining from $350,000 to $150,000, as defined in the agreement.

NOTE 4 - LEASE COMMITMENTS

Occupancy - The Company is party to a noncancellable lease agreement for office space that expires March 31, 2017. Pursuant to terms of the lease amendment dated December 14, 2012, the Company has two renewal options, each for an additional 3 year period. These options provide for a 3% increase over the prior period's base rent and other provisions. The total expenditure for office space for the year ended March 31, 2015, net of reimbursements of $36,000, was $23,124. This amount includes additional charges pursuant to the lease agreement.

Other Operating Leases - The Company has entered several noncancellable operating leases for quotation, communications and other services. These agreements expire at various dates through March 2017. In addition, most have automatic renewal periods that range for additional one or two year periods. Total expenses relating to these agreements, net of reimbursements of $15,018, for the year ended March 31, 2015 were $155,591.

Future minimum lease payments for all leases, exclusive of additional payments which may be required, are as follows:

Year Ended March 31	Total
2016	$ 166,181
2017	42,320
Total	$ 208,501

NOTE 5 - NOTE PAYABLE

On March 10, 2015, the Company signed a $200,000 future advances promissory note with Saxony Capital Management, LLC. As of March 31, 2015, the balance was $100,000. The interest rate is at the prime rate (3.25% at March 31, 2015). Accrued interest of $187 is included in accounts payable and accrued expenses on the statement of financial condition.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2015

NOTE 6 - INCOME TAXES

The Company reports its income for federal and state income tax purposes on a consolidated basis with the income of its parent company, Saxony Holdings, Inc. (Parent). In addition, the Parent uses the calendar year for income tax filings. Since both entities are S-Corporations, the shareholders of the Parent are responsible for any income taxes.

NOTE 7 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. The Company contests liability and the amount of damages as appropriate in each pending matter. The Company accrues the estimated liability by a charge to income when the Company has information available to it which indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that liability.

Subject to the foregoing, and based on currently available information and consultation with legal counsel and taking into account its established reserves, management is of the opinion that any claims or potential regulatory matters, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position. However, if during any future period a potential adverse contingency should become probable or be resolved in excess of the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurances that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in a loss. Although the Company has no open and unsettled claims, the Company has accrued $100,000 for a potential claim from a client that has retained counsel and has requested historical information regarding the accounts of the client. The amount of the claim is unknown at this time. The $100,000 accrual is included in "Accounts payable and accrued expenses" on the Statement of Financial Condition. The Company policy for accounting for legal fees is to record such fees as the services are provided.

NOTE 8 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Saxony Holdings, Inc. In addition, through common ownership and/or management, the Company is affiliated with Saxony Advisors, LLC (SA), Saxony Financial Holdings, LLC (SFH), Saxony Capital Management, LLC (SCM), an SEC registered RIA, Saxony Insurance Agency, LLC (SIA), RECA Group, Inc. (RECA), Patrick Capital Markets, LLC (PCM), a registered broker/dealer, Eagle Holding Group, Inc. (EHG) and Rudis Capital Management, Inc. (RMI).

The Company has an agreement with RECA to lease software on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended March 31, 2015 relating to this agreement were $12,300. At March 31, 2015, the Company has $1,025 due to RECA included with "Accounts payable and accrued expenses" on the Statement of Financial Condition.

The Company has been reimbursed $2,218,877 from SCM for commissions, payroll and other expenses the Company has paid on SCM's behalf. At March 31, 2015, the Company has $1,379 due to SCM included with "Accounts payable and accrued expenses" on the Statement of Financial Condition. In addition, the Company collected $2,234,585 of management fees and $71,832 of 12b-1 fees that were paid to SCM during the year ended March 31, 2015.

The Company has incurred expenses to SIA totaling $54,000 for licensing services provided during the year ended March 31, 2015. In addition, the Company has been reimbursed $6,000 from SIA for wages and other payroll expenses the Company has paid on SIA's behalf.

The Company has been reimbursed $112,409 for salary, payroll, rent and other expenses the Company has incurred on behalf of PCM during the year ended March 31, 2015. At March 31, 2015, the Company has $274 due from PCM included with "Other assets" on the Statement of Financial Condition.

The Company has been reimbursed $3,844 from Saxony Holdings, Inc., and $838 from SFH for legal fees during the year ended March 31, 2015. At March 31, 2015, the Company has $1,569 due from SHI included with "Other assets" on the Statement of Financial Condition.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2015

NOTE 9 - COMMISSION REVENUE

One registered representative of the Company was responsible for approximately 38% of the commissions and concessions revenue earned during the year ended March 31, 2015, as stated on the statement of income.

NOTE 10 - NOTE RECEIVABLE AND BROKER REIMBURSEMENTS

During the year, the Company wrote off its note receivable which was fully reserved. The broker reimbursements, with combined balances of $517,297, have various expiration dates. An allowance for doubtful accounts has been created for the broker reimbursements for $517,297. The net balance of the broker reimbursements at March 31, 2015 is $0.

NOTE 11 - OTHER AGREEMENTS

Third Party Broker Agreements - The Company has entered into agreements with other broker/dealers (third party brokers) whereby the third party brokers will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (see Note 3). This is commonly referred to as a piggyback arrangement. The third party brokers receive commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. The agreements have initial 12 month terms that automatically extend for additional 12 month periods.

Either party may terminate the agreement at any time with thirty days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. These agreements contain the same off-balance-sheet risk as discussed in Note 3.

NOTE 12 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2015, were as follows:

Common stock, $1 par value; 18,000 shares authorized; 14,081 shares issued and outstanding.

Preferred stock, $5 par value, voting, 10% non-cumulative 4,000 shares authorized; none issued and outstanding.